[Cadwalader, Wickersham & Taft LLP Letterhead]

November 10, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christina Chalk, Senior Special Counsel

Re:	Puma Biotechnology, Inc.
DFAN14A filed November 3, 2015
DFAN14A filed October 29, 2015
PREC14A filed October 28, 2015
Filed by Fredric N. Eshelman, James M. Daly, Seth A. Rudnick and Kenneth B. Lee, Jr.
File No. 1-35703

Dear Ms. Chalk:

We are writing on behalf of Dr. Fredric N. Eshelman, Pharm.D. (“Dr. Eshelman”), in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated November 6, 2015 (the “Comment Letter”), with respect to Dr. Eshelman’s solicitation of consents from the stockholders of Puma Biotechnology, Inc. (“Puma” or the “Company”) to increase the size of Puma’s board of directors (the “Board”) from five (5) to nine (9) directors and to elect himself and three (3) other nominees to the Board.

Concurrently with the submission of this letter, we are filing via EDGAR a revised preliminary consent statement on Schedule 14A (the “Revised Preliminary Consent Statement”) with the Commission. The Revised Preliminary Consent Statement reflects revisions made to the preliminary consent statement on Schedule 14A filed on October 28, 2015 in response to the comments of the Staff and the updating of other information. Unless otherwise noted, all page references set forth in the responses to the Staff’s comments refer to page numbers in the Revised Preliminary Consent Statement.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Securities and Exchange Commission

November 10, 2015

Preliminary Consent Statement filed on October 28, 2015

General

1.	Throughout the consent statement where you refer to Mr. Eshelman’s beneficial ownership of 239,000 shares in the Company, quantify the percentage of share held outright versus those Mr. Eshelman has a right to acquire through options or otherwise.

In response to the Staff’s comment, we have revised the disclosure with respect to Dr. Eshelman’s beneficial ownership as applicable throughout the Revised Preliminary Consent Statement.

2.	Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf and Rule 14a-16.

Dr. Eshelman on behalf of himself and the other participants has confirmed that their proxy materials will be posted on a specified, publicly accessible Internet Web site (other than the Commission’s EDGAR Web site) and that they will provide record holders with a notice informing them that the materials are available and explaining how to access those materials.

Background and Reasons for the Solicitation, page 5

3.	Expand this section to discuss all contacts between the Participants and the Company leading up to this consent solicitation, including the information disclosed in your DFAN14A filed November 3, 2015.

In response to the Staff’s comment, we have revised and expanded the disclosure in “Background and Reasons for the Consent Solicitation” on pages 5-18 of the Revised Preliminary Consent Statement.

The Proposals – Proposal 1- Repeal Amendments to the Bylaws, page 6

4.	Clarify that the Bylaws filed with the SEC on September 14, 2007 are the most current version of the Company’s Bylaws.

Securities and Exchange Commission

November 10, 2015

In response to the Staff’s comment, we have revised the disclosure in “The Proposals – Proposal 1 – Repeal Amendments to the Bylaws” on page 19 of the Revised Preliminary Consent Statement to clarify that, based on the publicly-available information, the September 14, 2007 Bylaws are the most current version of the Company’s Bylaws. We respectfully note to the Staff that only the Company can confirm such information with certainty.

Proposal 2 – Removal of Directors, page 6

5.	Clarify that Proposal 2 is not seeking to remove any of the current directors of the Company, and would apply only to additional directors appointed, designated or elected by the Company going forward in response to the consent solicitation.

In response to the Staff’s comment, we have revised the disclosure in “Questions and Answers About this Consent Solicitation” on page 1 and in “The Proposals – Proposal 2 – Removal of Directors” on page 19 of the Revised Preliminary Consent Statement.

Proposal 3 – Increase the size of the Board, page 7

6.	Clarify what will happen if Proposal 3 is adopted but Proposal 4 is not. In that case, the size of the Board would be increased from five to nine directors but no new directors would be elected. If Proposal 2 passes, the Company would presumably not be able to fill those additional Board seats. If Proposal 3 is conditioned on the adoption of Proposal 4, this must be clarified.

In response to the Staff’s comment, we have revised the disclosure in “The Proposals – Proposal 2 – Removal of Directors” on page 19 and in “The Proposals – Proposal 3 – Increase the Size of the Board” on page 20 of the Revised Preliminary Consent Statement. The revisions clarify that Proposal 2 would remove only any directors elected, appointed, or designated by the Board since the Company’s last announced director appointment on September 8, 2015. Therefore, if Proposal 2 and Proposal 3 pass, but Proposal 4 does not, the Company would then be able to fill any newly-created vacancies pursuant to the procedures set forth in the Company’s Bylaws.

Proposal 4 – Election of the Nominees, page 7

7.	You state your belief that because the Board is not classified, each Nominee elected pursuant to this solicitation will serve until the next annual meeting of the Company’s shareholders. Give an approximate time period until the next annual meeting.

Securities and Exchange Commission

November 10, 2015

In response to the Staff’s comment, we have revised the disclosure in “The Proposals – Proposal 4 – Election of the Nominees” on page 20 of the Revised Preliminary Consent Statement.

Form of Proxy

8.	It would appear that checking the “abstain” box would have the same effect as “consent withheld” under the circumstances of this consent solicitation. Please clarify this and if so, consider eliminating the abstain option here.

We respectfully refer the Staff to Rule 14a-4(b)(1) of Regulation 14A which requires that security holders be afforded an opportunity to abstain with respect to each separate proposal, subject to certain exceptions, including the election of directors. Accordingly, we have not removed the “Abstain” box with respect to Proposal 1, Proposal 2 or Proposal 3. We have revised the disclosure in the preliminary form of consent card with respect to Proposal 1, Proposal 2 and Proposal 3 in response to the Staff’s comment to clarify the effects of abstentions.

As noted, Rule 14a-4(b)(1) does not require that holders be afforded the option to “Abstain” for director election proposals. In response to the Staff’s comments, we have removed the “Abstain” option and revised the disclosure in the preliminary form of consent card with respect to Proposal 4.

9.	State on the proxy card that Proposal 4 is conditioned on the passage of Proposal 3. See our comment above with respect to Proposal 3. Make similar changes to the proxy card if Proposal 3 is conditioned on the passage of Proposal 4.

In response to the Staff’s comment, we have revised the disclosure in “The Proposals – Proposal 4 – Election of the Nominees” on page 23 of the Revised Preliminary Consent Statement and in “Proposal 4” on page 2 of the preliminary form of consent card.

*        *        *

In connection with this response to the Staff’s comment, each of the filing persons acknowledged to me and I therefore acknowledge on its behalf that:

•	each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	no filing person may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing responses address your comments. If you have any questions regarding the responses set forth herein or require additional information, please contact Richard M. Brand at (212) 504-5757 at Cadwalader, Wickersham & Taft LLP.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

cc: Fredric N. Eshelman

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